 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Biopharma Announces Full-Year 2024 Financial Results and Operational Highlights”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327) and on March 25, 2025 (File No. 333-286082), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 10, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Biopharma Announces Full-Year 2024
Financial Results and Operational Highlights

Revenue-generating with an exciting, diversified, largely externally funded, advanced development pipeline and multiple upcoming catalysts. Recent highlights:

•	Global licensing deal (excluding North America) with Hyloris Pharmaceuticals with RHB-102 for up to $60 million in potential milestone payments
•	Approximately $8 million plus legal costs NY Supreme Court summary judgment win against Kukbo
•	Bayer-supported Phase 2 combination study of opaganib and Bayer’s darolutamide in prostate cancer initiated
•	Talicia® advancement and geographic expansion:
o	Planned UK MAA with potential for approval in 2025
o	Commercially launched in the United Arab Emirates (UAE)
o	Formulary wins securing 25 million covered lives
o	First-line therapy listing in the recently updated ACG Guideline
•
Advancing next-generation development, RHB-204, into the first ever Phase 2 clinical study in Crohn's Disease (CD) patients who are all MAP-positive, supported by RHB-104’s positive Phase 3 data showing a statistically significant 64% improvement in efficacy; FDA path to approval guidance expected in coming weeks

•
Positive results from new U.S. Government funded program for gastrointestinal Acute Radiation Syndrome (GI-ARS) further confirm opaganib's nuclear radiation protective activity. Discussions ongoing regarding advanced development

•	Cash balance of $4.8 million as of December 31, 2024[1]
•	23% increase in net revenues in 2024 to $8.0 million, up from $6.5 million in 2023
~~•~~
Supported by extensive cost-cutting measures, the Movantik® divestiture transaction and reduced R&D spend, cash burn slashed by 74% year-over-year; Net cash used in operations dropped to $9.4M from $35.8M in 2023

TEL AVIV, Israel and RALEIGH, NC, April 10, 2025, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its full-year 2024 financial results and operational highlights and associated filing of its annual report on Form 20-F for the year ended December 31, 2024.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “We have undergone an extensive overhaul reshaping ourselves financially, operationally and strategically. Major corporate and R&D moves, undertaken over the last 12 months, have resulted in new and clearer opportunities to deliver maximum value from both our commercial and R&D assets. The potential $60 million ex-North America global license of RHB-102 to Hyloris lays the groundwork for the ongoing development and commercialization in the large gastroenteritis, oncology support and IBS-D markets while enabling RedHill to maintain control of the key North American markets. The approximately $8 million plus legal costs New York Supreme Court summary judgment was a resounding win for RedHill and we are fully committed to pursuing the collection of this award. Last year’s recommendation by the latest ACG Clinical Guideline for Talicia as a first-line therapeutic option for H. pylori eradication, has, we expect further enhanced Talicia’s product profile as the leading branded U.S. gastroenterologist prescribed H. pylori therapy, winning additional formulary successes securing 25 million covered lives. After its successful launch in UAE, Talicia is also poised for a potential UK Marketing Authorisation Application (MAA) mid-year, presenting a promising pathway for Talicia’s entry into additional markets globally.”

Mr. Ben-Asher continued: “Having successfully completed the Hyloris RHB-102 out-license deal, we are now advancing our next-generation candidate, RHB-204, in the $12 billion Crohn’s disease space, employing a novel, groundbreaking approach, supported by RHB-104’s positive Phase 3 clinical data. In parallel, opaganib continues to show its broad-acting potential and we are very excited to have initiated the innovative Bayer-supported Phase 2 study in combination with darolutamide, which may bring vital new hope to men with metastatic castrate resistant prostate cancer. Progress was also made with opaganib as a treatment for GI-ARS following positive results from new in vivo studies, undertaken as part of the U.S. government's Radiation and Nuclear Countermeasures Program (RNCP) product pipeline development contract, further confirming opaganib's radioprotective activity in models of GI-ARS. Discussions are ongoing regarding advanced development. Additionally, the ongoing U.S. Government-supported work in Ebola continues following our previously announced BARDA grant. We have started 2025 as we mean to go on – aggressively pursuing our business goals and aiming to deliver on our catalysts in a meaningful way.”

Financial results for the 12 months ended December 31, 20242

Net Revenues for the year ended December 31, 2024 were $8.0 million, compared to $6.5 million for the year ended December 31, 2023. Talicia net revenues for the year ended December 31, 2024, increased to $9.0 million from $8.8 million for the year ended December 31, 2023, driven by approximately $1.0 million of revenues generated from the UAE partnership with Gaelan Medical. Net revenues for the years ended December 31, 2024 and December 31, 2023 included Movantik contra-revenues of $0.9 million and $2.6 million for Movantik, respectively, mainly due to product returns.

Cost of Revenues for the year ended December 31, 2024 was $3.2 million, compared to $3.5 million for the year ended December 31, 2023. The decrease was primarily due to lower inventory write-downs, which totaled $0.2 million in 2024 compared to $1.3 million in 2023.

Gross Profit for the year ended December 31, 2024 was $4.9 million, compared to $3.1 million for the year ended December 31, 2023, reflecting the increase in net revenues and the lower level of inventory write-downs in 2024.

Research and Development Expenses for the year ended December 31, 2024 were $1.6 million, as compared to $3.5 million for the year ended December 31, 2023. The decrease was attributable to the costs from closing the RHB-204 clinical trial, which were recognized in 2023, as well as ongoing cost-reduction measures.

Selling, Marketing, and General and Administrative Expenses for the year ended December 31, 2024 were $15.5 million, as compared to $31.0 million for the year ended December 31, 2023. The reduction was primarily attributable to ongoing cost-reduction measures and the divestment of Movantik in 2023, which led to workforce downsizing and other related expense reductions.

Other Expenses for the year ended December 31, 2024 were $2.3 million, recognized as part of the Global Termination Agreement3, as compared to Other Income of $44.1 million for the year ended December 31, 2023. The Other Income in 2023 was comprised of (i) $35.5 million from the divestiture of Movantik, calculated as the difference between the fair value of the rights and the carrying amount of this asset and (ii) $8.6 million from transitional services provided to the buyer of Movantik.

Operating Loss for the year ended December 31, 2024 was $14.6 million, compared to Operating Income of $12.6 million for the year ended December 31, 2023. Both periods include items related to the Movantik divestiture, as described under Other Expenses - a $2.3 million loss in 2024 and $44.1 million income in 2023. Excluding these, the year-over-year change reflects improved operating performance driven by cost-cutting measures.

Financial Income, net for the year ended December 31, 2024 was $6.3 million, compared to Financial Income, net of $11.3 million for the year ended December 31, 2023. The income recognized for the year ended December 31, 2024, was primarily driven by the revaluation of financial instruments, partially offset by other financing expenses. The income recognized in the year ended December 31, 2023, was primarily attributable to a $20.6 million gain resulting from the extinguishment of the HCRM debt in exchange for the transfer of rights to Movantik, calculated as the difference between the carrying amount of the financial liability and the fair value of the rights transferred, partially offset by financial expenses related to the financial instruments and other financial expenses.

Net Loss for the year ended December 31, 2024 was $8.3 million, as compared to Net Income of $23.9 million for the year ended December 31, 2023. Both periods include impacts from the Movantik divestiture, as detailed under Other Expenses and Financial Income - a $2.3 million loss in 2024 and $64.7 million in income in 2023. Excluding these, the year-over-year change reflects improved performance driven by cost cutting measures.

Total Assets as of December 31, 2024 were $18.0 million, as compared to $23.0 million as of December 31, 2023. The decrease was primarily attributable to the decrease in cash balance, reduced inventory and a decline in prepaid expenses and other receivables, consistent with the Company’s scaled-down operations, as well as impact of balances settled as part of the Global Terminations Agreement, and a reduction in right-of-use assets following the termination of vehicle leases during 2024.

Total Liabilities as of December 31, 2024 were $22.7 million, as compared to $21.0 million as of December 31, 2023. The increase primarily reflects the impact of the Global Termination Agreement, under which the Company incurred liabilities related to Movantik that were allocatable to HCRM and its affiliates under their agreements with the Company, offset by payments made toward these liabilities during the period. Additionally, there was an increase in derivative financial instruments associated with warrant liabilities from offerings made during 2024. This was partially offset by a decrease in accounts payable and allowance from deductions from revenues, consistent with the Company’s scaled-down operations, as well as a reduction in lease liabilities due to the termination of car leases.

Net Cash Used in Operating Activities for the year ended December 31, 2024 was $9.4 million, compared to $35.8 million for the year ended December 31, 2023. The cash used in operating activities was primarily directed towards settling pre-closing liabilities related to Movantik and other operational activities. This was partially offset by proceeds received from the Global Termination Agreement, net of payments made to settle obligations arising from this agreement.

Net Cash Provided by Financing Activities for the year ended December 31, 2024 was $8.4 million, primarily generated through equity offerings. Net Cash Provided by Financing Activities for the year ended December 31, 2023, was $21.4 million, comprised primarily of proceeds from equity offerings and exercise of certain warrants in transactions consummated in each of April 2023, July 2023, September 2023 and November 2023, and from decrease in restricted cash, partially offset by repayment of payables in respect of intangible asset purchases.

Cash Balance as of December 31, 2024, was $4.8 million1.

Commercial and R&D Highlights:

Commercial - streamlined and revenue-generating:
With a significantly streamlined commercial operation, Talicia has generated net revenues of $9.0 million, supported by approximately $1.0 million of new revenues from the UAE partnership with Gaelan Medical, and remains the leading U.S. gastroenterologist-prescribed branded H. pylori therapy.

Significant effort has resulted in important accomplishments with Talicia, such as the inclusion as first-line option for treatment of H. pylori infection in the recently updated 2024 American College of Gastroenterology (ACG) Clinical Guideline, the securing of 25 million covered lives following the Medi-Cal renewal and Humana formulary win, a successful launch in the UAE and the potential for opening up new markets with the recently announced plan for a Talicia UK MAA. Talicia has now surpassed the 100,000 prescriptions milestone and our innovative warranty program, with minimal refunds claimed, reflects a positive patient experience.

R&D - focused on new opportunities:
Largely externally funded, with multiple U.S. Government and non-governmental collaborations, RedHill’s pipeline provides new and exciting opportunities in major indications: Crohn’s disease, prostate cancer, diabetes and obesity-related disorders, Ebola and other viral and pandemic preparedness indications as well as for gastrointestinal-acute radiation syndrome (GI-ARS) and other medical/chemical countermeasure uses:

Opaganib4:
A potentially broad acting, novel, oral, host-directed small molecule drug, with a demonstrated safety and efficacy profile, advancing in predominantly U.S. Government-supported, externally funded programs, directed at multiple underserved indications with sizeable multi-billion-dollar market opportunities and potentially advantageous pathways to approval.

Opaganib is in development for multiple oncology, viral, inflammatory and diabetes and obesity-related indications, including prostate cancer, COVID-19, Ebola, acute respiratory distress syndrome (ARDS) and radio/chemical protection, including GI-ARS:

A new approach in the $12 billion prostate cancer market:
Prostate cancer (PC) is the second most diagnosed cancer in the world, with around 1.5 million new cases per year, causing almost 400,000 deaths5. People with metastatic castrate-resistant prostate cancer (mCRPC) have few treatment options available to them.

In February 2025, the Company announced the initiation of a Bayer-supported Phase 2 study of opaganib in combination with Bayer’s darolutamide in mCRPC, evaluating the potentially enhancing effect of opaganib in patients with poor prognosis.

The study will utilize a companion lipid biomarker test (PCPro) to select mCRPC patients who have a poor prognosis due to standard of care (SoC) treatment and who may benefit from an opaganib + darolutamide combination treatment approach. The primary endpoint will be improved 12-month radiographic progression-free survival (rPFS).

Other opaganib programs/updates include:
•
U.S. Army and BARDA-grant funded program for Ebola. Opaganib is believed to be the first host-directed molecule to show activity in vivo in Ebola virus disease, delivering a statistically significant increase in survival and, separately, demonstrating a robust synergistic effect in vitro when combined with remdesivir (Veklury®; Gilead Sciences, Inc.), improving viral inhibition while maintaining cell viability

•
U.S. Government- and non-government funded programs ongoing with the NIH / BARDA-funded nuclear and chemical medical countermeasure programs for GI-ARS and Phosgene inhalation injury. On December 10, 2024, the Company announced positive results from new in vivo studies of opaganib as a treatment for GI-ARS, undertaken as part of the U.S. Government's Radiation and Nuclear Countermeasures Program (RNCP) product pipeline development contract. These results further confirm opaganib's protective activity in models of GI-ARS and discussions are ongoing regarding advanced development.

•
Positive in vivo study results support potential of opaganib therapy in diabetes / obesity-related disorders - a market projected to be worth approximately $100 billion within the next decade. “Opaganib Promotes Weight Loss and Suppresses High-Fat Diet-Induced Obesity and Glucose Intolerance” was recently published[6] in the journal Diabetes, Metabolic Syndrome and Obesity

•	Orphan drug designation granted by FDA for neuroblastoma (opaganib has several such designations in multiple indications, with three in oncology)
•	ARDS, COVID-19 and Influenza programs continue to seek to address multi-hundreds of millions of dollars markets

RHB-204:

RHB-204 is a proprietary, fixed-dose oral capsule containing a combination of clarithromycin, rifabutin and clofazimine, at specific doses designed to safely and effectively treat Mycobacterium avium subspecies paratuberculosis-positive (MAP-positive)-related Crohn's disease (CD). Unlike existing therapies that focus on symptom relief, RHB-204 is intended to target the possible root cause of Crohn’s disease, which is hypothesized to be caused by Mycobacterium avium subspecies paratuberculosis (MAP).

Patent protected until at least 2041, RHB-204 is a next-generation formulation of RHB-104, which successfully completed a Phase 3 study in Crohn’s disease, with an optimized formulation for the treatment of CD. It contains the same three antimicrobial agents with potent intracellular, anti-mycobacterial and anti-inflammatory properties, and with an optimized dosing profile, RHB-204 provides the potential for enhanced tolerability, safety and compliance with a 40% pill burden reduction. RHB-204 is supported by a strong foundation of clinical data from the positive safety and efficacy results achieved in the Phase 3 study of RHB-104 in CD, with its potential further demonstrated using mucosal healing imaging, considered to be the gold standard for efficacy evaluation in CD.

Paradigm shift in MAP-positive CD treatment approach
In March 2025, the Company announced its plans to advance its potentially groundbreaking late-stage RHB-204 Crohn's disease program, building on statistically significant positive RHB-104 Phase 3 results. FDA guidance on pathway to approval is anticipated in the coming weeks. RedHill is actively pursuing funding opportunities and partnerships to advance this potential paradigm-shifting treatment.

The planned innovative Phase 2 study of RHB-204 is planned to be the first ever clinical study in CD patients who are all MAP-positive and will evaluate mucosal healing, a new gold standard in assessing efficacy in Crohn's disease, and MAP eradication utilizing novel and decisive endpoints and imaging, allowing for a study design with a relatively small sample size.

RHB-204 builds upon RHB-104’s successful Phase 3 study, which successfully met its Phase 3 study primary and secondary endpoints demonstrating a statistically significant 64% improvement in efficacy versus standard of care. It also showed compelling mucosal healing data in CD patients who underwent colonoscopy. The inclusion of MAP-positive only patients in the planned study with RHB-204 is anticipated to demonstrate a more consistent benefit in the study population across all efficacy outcomes.

RHB-107 (upamostat) update:
On January 30, 2025, we were notified that funding from the U.S. Government Department of Defense's Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND) for the ongoing 300-patient Phase 2 RHB-107 arm of the ACESO PROTECT platform trial for early COVID-19 outpatient treatment was subject to termination, requiring the study to cease enrollment on Feb 28, 2025. 93 patients have been enrolled out of a fully enrolled target patient population of 300. Due to the reduced number of patients enrolled in this study, the study result may not lead to conclusions regarding the efficacy of RHB-107 in this trial.

The U.S. Army-funded Ebola development program remains ongoing, with RHB-107 having demonstrated a robust synergistic effect in vitro when combined with remdesivir. Management of potential Ebola virus pandemic outbreaks represents a significant opportunity and is a key concern for global health agencies.

Annual Report:
A copy of the Company's annual report on Form 20-F for the year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company's investor relations website at:
https://www.redhillbio.com/investors/financial-filings/quarterly-reports/default.aspx.

The Company will deliver a hard copy of its annual report, including its complete audited financial statements, free of charge, to its shareholders upon request at:
investors@redhillbio.com.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on U.S. development and commercialization of drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill promotes the FDA-approved gastrointestinal drug Talicia, for the treatment of Helicobacter pylori (H. pylori) infection in adults7, with submission planned for marketing authorization in other territories. RedHill's key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anticancer, anti-inflammatory and antiviral activity, targeting multiple indications with U.S. Government and academic collaborations for development for radiation and chemical exposure indications such as Gastrointestinal-Acute Radiation Syndrome (GI-ARS), a Phase 2 study in prostate cancer in combination with Bayer’s darolutamide and a Phase 2/3 program for hospitalized COVID-19 patients; (ii) RHB-204, an all-in-one, fixed-dose, orally administered, combination antibiotic therapy with a planned Phase 2 study for Crohn’s disease and Phase 3-stage for pulmonary nontuberculous mycobacterial (NTM) disease; (iii) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (iv) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19 and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; and (v) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. RHB-102 is partnered with Hyloris Pharma (EBR: HYL) for worldwide development and commercialization outside North America.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: market and other conditions; the Company's ability to regain and maintain compliance with the Nasdaq Capital Market's listing requirements; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company's proposed development plans for its programs; the risk that the Company's development programs and studies may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk of market and other conditions and that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 10, 2025. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate and Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials

1 Including cash, cash equivalents, short-term bank deposits and restricted cash.
2 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.
3 The Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC (the "Agreement"), announced July22, 2024. https://www.redhillbio.com/news/news-details/2024/RedHill-Biopharma-Strengthens-Cash-Balance-Settles-Obligations-and-Removes-Talicia-Lien/default.aspx
4 Opaganib is an investigational new drug, not available for commercial distribution.
5 Bray et al: Global cancer statistics 2022: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. https://acsjournals.onlinelibrary.wiley.com/doi/10.3322/caac.21834
6 Maines LW, Keller SN, Smith RA, Smith CD. Opaganib Promotes Weight Loss and Suppresses High-Fat Diet-Induced Obesity and Glucose Intolerance. Diabetes Metab Syndr Obes. 2025;18:969-983 https://doi.org/10.2147/DMSO.S514548
7 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
NET REVENUES	8,043	6,530	61,800
COST OF REVENUES	3,192	3,459	33,337
GROSS PROFIT	4,851	3,071	28,463
RESEARCH AND DEVELOPMENT EXPENSES	1,588	3,528	7,279
SELLING AND MARKETING EXPENSES	5,950	14,756	35,442
GENERAL AND ADMINISTRATIVE EXPENSES	9,567	16,219	28,586
OTHER INCOME (EXPENSES)	(2,359)	44,064	-
OPERATING INCOME (LOSS)	(14,613)	12,632	(42,844)
FINANCIAL INCOME	8,401	20,889	13,562
FINANCIAL EXPENSES	2,056	9,605	42,387
FINANCIAL INCOME (EXPENSES), net	6,345	11,284	(28,825)
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(8,268)	23,916	(71,669)
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	(0.00)	0.01	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

 REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	December 31,
	2024	2023
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	4,617	5,569
Restricted cash	-	790
Trade receivables	2,539	2,591
Prepaid expenses and other receivables	1,104	2,801
Inventory	3,651	4,389
	11,911	16,140
NON-CURRENT ASSETS:
Restricted cash	148	147
Fixed assets	135	193
Right-of-use assets	302	989
Intangible assets	5,547	5,578
	6,132	6,907
TOTAL ASSETS	18,043	23,047

CURRENT LIABILITIES:
Account payable	1,168	3,278
Lease liabilities	353	718
Allowance for deductions from revenue	9,288	10,654
Derivative financial instruments	1,421	*741
Accrued expenses and other current liabilities	9,993	4,592
	22,223	19,983

NON-CURRENT LIABILITIES:
Lease liabilities	3	455
Royalty obligation	500	540
	503	995
TOTAL LIABILITIES	22,726	20,978

EQUITY (CAPITAL DEFICIENCY):
Ordinary shares	35,036	21,441
Additional paid-in capital	375,082	388,363
Accumulated deficit	(414,801)	(407,735)
TOTAL EQUITY (CAPITAL DEFICIENCY)	(4,683)	2,069
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)	18,043	23,047

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Income (loss)	(8,268)	23,916	(71,669)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	665	1,647	5,675
Depreciation	588	1,445	2,136
Amortization of intangible assets	31	545	6,018
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, see below	-	(56,082)	-
Gains from early termination of leases, and impairment of fixed assets, net	(22)	(543)	-
Non-cash expenses related to borrowing and payable in respect of intangible assets purchase	-	-	33,151
Loss from global termination agreement	2,359	-	-
Fair value (gains) losses on derivative financial instruments, recognition of day 1 loss and changes in royalty obligation	(8,268)	5,359	(13,422)
Loss from modification of warrants terms as part of a new issuance	-	1,459	-
Issuance costs in respect of warrants	1,497	2,034	958
Exchange differences and revaluation of bank deposits	(4)	19	(40)
	(3,154)	(44,117)	34,476
Changes in assets and liability items:
Decrease (increase) in trade receivables	52	31,930	(2,845)
Decrease in prepaid expenses and other receivables	1,697	1,586	274
Decrease in inventories	738	2,387	3,801
Decrease in accounts payable	(2,110)	(952)	(7,434)
Decrease in accrued expenses and other liabilities	3,042	(13,354)	(2,947)
Increase (decrease) in allowance for deductions from revenue	(1,366)	(37,216)	17,159
	2,053	(15,619)	8,008
Net cash used in operating activities	(9,369)	(35,820)	(29,185)
INVESTING ACTIVITIES:
Purchase of fixed assets	(9)	(11)	(198)
Change in investment in current bank deposits	-	15	8,500
Net cash provided by (used in) investing activities	(9)	4	8,302
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	8,263	13,959	23,806
Repayment of payable in respect of intangible asset purchase	-	(6,555)	(10,878)
Decrease in restricted cash	790	15,210	-
Payment of principal with respect to lease liabilities	(636)	(1,175)	(1,475)
Net cash provided by financing activities	8,417	21,439	11,453
DECREASE IN CASH AND CASH EQUIVALENTS	(961)	(14,377)	(9,430)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	9	(22)	(76)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	5,569	19,968	29,474
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	4,617	5,569	19,968
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	131	138	84
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	55	367	8,182
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	-	270	5,590
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $166 in 2024, and $4,697 in 2023) resulting from early termination of lease.	188	5,413	587

Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset		(59,503)
Decrease in Inventories		(4,233)
Decrease in Payable in respect of Intangible asset		4,602
Decrease in Borrowing		115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations		56,082

The accompanying notes are an integral part of these consolidated financial statements.